UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of February 2007

NATIONAL TELEPHONE COMPANY OF VENEZUELA (CANTV)

(Translation of Registrant’s Name into English)

EDIFICIO CANTV

AVENIDA LIBERTADOR

CARACAS, VENEZUELA

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X        Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934

Yes                  No      X

If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This report contains a press release issued by the registrant on February 13, 2007.

This report contains statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. Actual results could differ materially from those predicted in such forward-looking statements. Factors which may cause actual results to differ materially from those discussed herein include economic considerations that could affect demand for telecommunications services and the ability of the Company to make collections, inflation, regulatory factors, exchange controls and occurrences in currency markets, competition, labor relations, legal proceedings, and the risk factors set forth in the Company’s various filings with the Securities and Exchange Commission, including its most recently filed Annual Report on Form 20-F. The Company undertakes no obligation to revise these forward-looking statements to reflect events or circumstances after the date hereof, and claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPAÑIA ANONIMA NACIONAL TELEFONOS DE VENEZUELA, (CANTV)

By:	/s/ Armando Yañes
Armando Yañes
Chief Financial Officer

Date: February 13, 2007

From:			FOR IMMEDIATE RELEASE
CANTV
	Avenida Libertador	Contact:	Gregorio Tomassi, CFA
	Centro Nacional de Telecomunicaciones Caracas, Venezuela		CANTV Investor Relations
011-58-212-500-1831
FAX: 011-58-212-500-1828
E-Mail: invest@cantv.com.ve

The Global Consulting Group
646-284-9404
E-Mail: eferrer@hfgcg.com

CANTV comments on agreement announced between Verizon and the Bolivarian

Republic of Venezuela and on the appointment of Vicente LLatas as

Chief Executive Officer

Caracas, Venezuela (February 13, 2007) – Compañía Anónima Nacional Teléfonos de Venezuela (CANTV) (NYSE: VNT) stated today that Verizon Communications, Inc. has announced that it has agreed to sell to the Bolivarian Republic of Venezuela its 28.5% equity stake in Cantv for approximately US$ 572 million. This amount represents a price of US$ 17.85 per ADS.

Cantv also announced that Gustavo Roosen, who has acted as Chief Executive Officer in Cantv for more than 11 years, resigned yesterday. Vicente LLatas has been appointed Chief Executive Officer to facilitate the transition process. Mr. LLatas has been Executive Vice President and Chief Operating Officer in Cantv since May 1998.

The Company

Cantv, a Venezuelan corporation, is the leading Venezuelan telecommunications services provider with nearly 3.3 million switched fixed access lines in service, nearly 6.8 million mobile subscribers and nearly 423 thousand broadband subscribers as of September 30, 2006. The Company’s principal strategic stockholder is a wholly-owned subsidiary of Verizon Communications Inc. with 28.5% of the capital stock. Other major stockholders include the Venezuelan Government with 6.6% of the capital stock (Class B Shares), employees, retirees and employee trusts which own 6.4% (Class C Shares) and the remaining 58.5% of the capital stock is held by public and other stockholders.

Forward Looking Statements

This press release contains statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. Actual results could differ materially from those predicted in such forward-looking statements. Factors which may cause actual results to differ materially from those discussed herein include economic considerations that could affect demand for telecommunications services and the ability of the Company to make collections, inflation, regulatory

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factors, exchange controls and occurrences in currency markets, competition, labor relations, legal proceedings and the risk factors set forth in the Company’s various filings with the Securities and Exchange Commission, including its most recently filed Annual Report on Form 20-F. The Company undertakes no obligation to revise these forward-looking statements to reflect events or circumstances after the date hereof, and claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

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